Exhibit 99.6

Golden Valley Mines and Royalties Ltd.

(Formerly Golden Valley Mines Ltd.)

Consolidated Financial Statements

For the year ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Golden Valley Mines and Royalties Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Golden Valley Mines and Royalties Ltd., which comprise the consolidated statements of financial position as at December 31 2020 and December 31, 2019, and the related consolidated statements of net income, statement of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements including a summary of significant accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Valley Mines and Royalties Ltd. as of December 31 2020 and December 31, 2019, and consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Golden Valley Mines and Royalties Ltd. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Golden Valley Mines and Royalties Ltd. ‘s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

2

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Golden Valley Mines and Royalties Ltd. ‘s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Golden Valley Mines and Royalties Ltd ‘s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ MNP LLP

Ottawa, Ontario

January 5, 2022

3

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(formerly Golden Valley Mines Ltd.)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		As at December 31,	As at December 31,
	Notes	2020	2019
ASSETS
Current
Cash and cash equivalents	6	$13,703,034	$3,003,083
Restricted cash	9	385,415	-
Accounts receivable		-	268,195
Other assets	7	406,280	534,774
Royalty receivable		425,180	999,252
Prepaids and other receivables	8	335,716	145,116
		15,255,625	4,950,420
Non-current
Investments	9	49,501,916	50,636,738
Investments in associates	11	2,127,431	1,343,033
Exploration and evaluation assets	12	463,429	1,497,170
Other assets	7	110,957	-
Property and equipment		-	1,027
TOTAL ASSETS		$67,459,358	$58,428,388

LIABILITIES
Current
Accounts payable and accrued liabilities	24	$890,496	$727,745
Income taxes payable		2,464,798	-
Derivative financial instruments	14	4,243,318	8,979,047
		7,598,612	9,706,792
Non-Current
Loan	15	60,000	-
Deferred tax liability	16	2,693,658	3,245,785
Total liabilities		10,352,270	12,952,577

EQUITY
Capital stock	17	28,636,185	28,420,603
Contributed surplus		6,324,653	6,033,488
Deficit		(7,304,410)	(11,945,215)
Total equity attributable to owners of the parent company		27,656,428	22,508,876
Non-controlling interest		29,450,660	22,966,935
Total equity		57,107,088	45,475,811
TOTAL LIABILITIES AND EQUITY		$67,459,358	$58,428,388

Approved by the Board of Directors on January 5, 2022.

“David Garofalo”	“Josephine Man”
(signed David Garofalo)	(signed Josephine Man)
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

4

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(formerly Golden Valley Mines Ltd.)

Consolidated Statements of Net income and Statement of Comprehensive income

(Expressed in Canadian Dollars)

		For the year ended
		December 31,
	Notes	2020	2019
Revenues
Royalties		$685,698	$3,037,260
Dividends		639,938	437,418
Option income		209,586	67,505
Other fees		893	1,747
		1,536,115	3,543,930
Operating Expenses
Salaries and other employee benefits		1,950,476	1,660,461
Professional fees		871,819	775,916
Share-based compensation	18	255,904	405,468
General and administrative expenses	19	393,525	268,490
Management fees	24	166,200	110,800
Exploration and evaluation		86,538	65,357
Royalties	10	37,701	550
Depreciation of property and equipment		1,028	3,553
Impairment of exploration and evaluation assets		-	170,698
		3,763,191	3,461,293
Operating income (loss)		(2,227,076)	82,637
Other income (loss)
Change in fair value of investments		7,150,480	16,942,272
Change in fair value of derivatives		7,881,792	(5,495,670)
Change in fair value of derivatives resulting from foreign exchange		383,345	249,059
Change in fair value of other assets		93,700	128,692
Gain on sale of mineral property	12	139,367	-
Finance income		74,028	16,554
Foreign exchange gain (loss)		2,153,552	(76,625)
Finance cost		(128,784)	(68,389)
Share of loss of associates	11	(507,269)	(465,377)
		17,240,211	11,230,516
Net income before income taxes		15,013,135	11,313,153
Income tax expense
Current tax expense		2,464,798	-
Deferred tax expense (recovery)		(552,127)	1,813,320
Income tax expense	16	1,912,671	1,813,320
Net income and total comprehensive income for the year		$13,100,464	$9,499,833

Net income and total comprehensive income attributable to:
Shareholders of Golden Valley Mines		5,005,946	3,282,652
Non-controlling interest		8,094,518	6,217,181
		$13,100,464	$9,499,833
Earnings per share attributable to Golden Valley Mines’ shareholders:
Basic earnings per share	22	$0.371	$0.245
Diluted earnings per share	22	$0.351	$0.245

The accompanying notes are an integral part of the consolidated financial statements.

5

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(formerly Golden Valley Mines Ltd.)

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

						Total attributable to
				Contributed		owners of the	Non-controlling	Total
		Capital Stock		Surplus	Deficit	parent company	interest	Equity
	Notes	Number
Balance at January 1, 2020		13,434,760	$28,420,603	$6,033,488	$(11,945,215)	$22,508,876	$22,966,935	$45,475,811
Share-based payments		-	-	381,117	-	381,117	-	381,117
Shares issued by exercise of stock options	17	83,700	215,582	(89,952)	-	125,630	-	125,630
Change in interest of subsidiaries		-	-	-	(365,141)	(365,141)	(1,610,793)	(1,975,934)
		13,518,460	28,636,185	6,324,653	(12,310,356)	22,650,482	21,356,142	44,006,624

Net income and total comprehensive income for the year					5,005,946	5,005,946	8,094,518	13,100,464
Balance at December 31, 2020		13,518,460	$28,636,185	$6,324,653	$(7,304,410)	$27,656,428	$29,450,660	$57,107,088

Balance at January 1, 2019		13,391,858	$28,289,902	$5,683,266	$(15,150,387)	$18,822,781	$17,639,604	$36,462,385
Share-based payments		-	-	405,467	-	405,467	-	405,467
Shares issued by exercise of stock options	17	42,903	133,429	(55,245)	-	78,184	-	78,184
Share issue expenses			(2,728)	-	-	(2,728)	-	(2,728)
Change in interest of subsidiary		-	-	-	(77,480)	(77,480)	(889,850)	(967,330)
		13,434,760	28,420,603	6,033,488	(15,227,867)	19,226,224	16,749,754	35,975,978

Net income and total comprehensive income for the year					3,282,652	3,282,652	6,217,181	9,499,833
Balance at December 31, 2019		13,434,760	$28,420,603	$6,033,488	$(11,945,215)	$22,508,876	$22,966,935	$45,475,811

Refer to “Share Consolidation” section of Note 17 “Capital Stock”.

The accompanying notes are an integral part of the consolidated financial statements.

6

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(formerly Golden Valley Mines Ltd.)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Note	2020	2019
OPERATING ACTIVITIES
Net income for the year		$13,100,464	$9,499,833
Adjustments:
Share-based payments	18	255,904	405,468
Depreciation of property and equipment		1,028	3,553
Option income		(209,586)	(67,505)
Foreign exchange gain		429,173	76,625
Share of loss in associates	11	507,269	465,377
Impairment of exploration and evaluation assets		-	170,698
Royalty interests		37,701	550
Deferred tax expense (recovery)		(552,127)	1,813,320
Realized loss (gain) on sale of other financial assets		(32,056)	2,655
Gain on sale of mineral properties		(139,367)	-
Change in fair value of other assets		(61,644)	(131,347)
Change in fair value of investments		(7,150,480)	(16,942,272)
Change in fair value of derivatives		(8,265,137)	5,246,611
		(2,078,858)	543,566
Changes in working capital items	25	3,429,428	(921,653)
Cash flows provided by (used for) operating activities		1,350,570	(378,087)
INVESTING ACTIVITIES
Proceeds from settlement of derivative financial instruments	14	31,770,315	781,613
Payment from settlement of derivative financial instruments	14	(23,566,713)	-
Proceeds from sale of derivative financial instruments		3,582,525	1,267,608
Repurchase of derivative financial instruments		(53,116)	(131,050)
Increase in restricted cash		(385,415)	-
Acquisition of investments		(484,624)	(202,671)
Proceeds on sale of other investments		638,825	50,418
Disposal of other assets		220,281	385,204
Tax credits received		-	2,821
Proceeds from mining option agreements		135,000	-
Acquisition of royalty interest		(37,701)	(550)
Additions to exploration and evaluation assets		(250,519)	(45,574)
Cash flows provided by investing activities		11,568,858	2,107,819
FINANCING ACTIVITIES
Proceeds from exercise of stock options		125,630	78,184
Share issue expenses		-	(2,728)
Proceeds from loan		60,000	-
Change in interest of subsidiary		(1,975,934)	(967,330)
Cash flows used for financing activities		(1,790,304)	(891,874)
Effect of foreign exchange rate changes on cash and cash equivalents		(429,173)	(76,625)
Net change in cash and cash equivalents		$10,699,951	$761,233
Cash and cash equivalents, beginning of year		3,003,083	2,241,850
Cash and cash equivalents, end of year		$13,703,034	$3,003,083

See Note 25 for additional information on cash flows.

The accompanying notes are an integral part of the consolidated financial statements.

7

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Golden Valley Mines and Royalties Ltd. (hereinafter “Golden Valley” or the “Company”) and its subsidiaries specialize in identifying, acquiring and developing exploration and evaluation of mineral properties in Canada as well as acquiring royalties.

At the Company’s Annual General and Special Meeting of Shareholders held on June 25, 2021, the shareholders passed a special resolution to change the Company’s name to “Golden Valley Mines and Royalties Ltd”.

Golden Valley was incorporated on August 15, 2000 under the Canada Business Corporations Act. Golden Valley has the following subsidiaries: Abitibi Royalties Inc. (“Abitibi Royalties”) and Calone Mining Ltd (“Calone Mining”) both incorporated under the British Columbia Business Corporations Act. Abitibi Royalties and Calone Mining were incorporated on February 18, 2010 and on February 23, 2010, respectively, pursuant to the British Columbia Business Corporations Act.

As a result of the business combinations completed on November 5, 2021 (see Note 28 “Subsequent Events”), Golden Valley and Abitibi Royalties became wholly-owned subsidiaries of Gold Royalty Corp. (“Gold Royalty”), a company incorporated and domiciled in Canada with common shares and common share purchase warrants listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively. An application was made for Golden Valley and Abitibi Royalties to cease to be reporting issuers under applicable Canadian securities laws and to otherwise terminate Golden Valley’s and Abitibi Royalties’ public reporting requirements, which application was accepted on November 22, 2021. Furthermore, the location of the registered office of Golden Valley and Abitibi Royalties changed to 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. Similarly, the location of the principal address of Golden Valley and Abitibi Royalties changed to 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s investments in associates include International Prospect Ventures Ltd. (“International Prospect”) and Val-d’Or Mining Corporation (“Val-d’Or Mining”), which are involved in the process of exploring, evaluating and promoting its mineral properties and other projects.

2) BASIS OF PRESENTATION

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the historical cost convention, as modified by revaluation of certain financial instruments, which are measured in accordance with the policy described in note 4. Accounting policies are consistently applied to all years presented, unless otherwise stated.

8

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company`s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

b) Approval of Financial Statements

These consolidated financial statements were approved for issuance by the Board of Directors on January 5, 2022.

c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. When the Company ceases to have control; any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

For Abitibi Royalties, the Company has control through its own percentage holdings in Abitibi Royalties combined with interest of certain members of Golden Valley’s Board of Directors in Abitibi as well as its ability to appoint members of the Board of Directors and key management who have the ability to direct its activities.

Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the Board of Directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information.

9

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Associates (continued)

Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence. Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investment in associate is impaired. No impairment was required for the years ended December 31, 2020 and 2019.

The significant subsidiaries and investments in associates of the Company are listed below. Principal activities of these entities, which are all incorporated in Canada, are mineral exploration and acquisition of royalties and have a reporting date of December 31:

	As at December 31,
Percentage of ownership	2020	2019
Subsidiaries (consolidated)
Abitibi Royalties Inc.	44.93%	44.76%
Calone Mining Ltd.	100.00%	100.00%
Investment in associates (equity method)
International Prospect Ventures Ltd.	13.44%	16.50%
Val-d’Or Mining Corporation	39.57%	37.15%

3) NEW AND REVISED IFRS

Accounting standards issued and in effect during the year

IAS 1 “Presentation of Financial Statements” (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

10

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

3) NEW AND REVISED IFRS (continued)

IAS 1 “Presentation of Financial Statements” (“IAS 1”) (continued)

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

On January 1, 2020, the Company has adopted IAS 1 and has concluded that, based on its current operations, the adoption of IAS 1 had no significant impact on the Company’s financial statements.

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020.

On January 1, 2020, the Company has adopted IAS 8 and has concluded that, based on its current operations, the adoption of IAS 8 had no significant impact on the Company’s financial statements.

Standards and interpretations issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been adopted early by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of each pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

In May 2020, the IASB issued a package of narrow-scope amendments to three standards (IFRS 3 “Business Combinations”, IAS 16 “Property, Plant and Equipment” and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”) as well as the IASB’s Annual Improvements to IFRS Standards 2018 - 2020. These amendments to existing IFRS standards are to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after January 1, 2022. The Company is assessing the potential impact of these narrow-scope amendments.

11

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below:

a) Foreign Currency

Functional and presentation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries.

Foreign currency transactions are translated into the functional currency, using the exchange rates prevailing at the dates of the transactions (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and from the premeasurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not re-translated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the dates when fair value was determined.

b) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable arising from rendering of services, the use by others of the Company’s assets yielding option income and royalties, and the results on investments in financial instruments which yield interest and dividends. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when the specific criteria have been met for each of the Company’s activities as described below:

Royalties

Royalties consist of revenues earned directly from royalty agreements. Revenue recognition generally occurs in the month of production from the royalty property. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amounts pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimated and actual amounts are adjusted and recorded in the period that the actual amounts are known.

12

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dividends

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established (provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably).

Option income

Option income is recognized on an accrual basis in accordance with the substance of the relevant agreements. Shares received under option agreements are valued at fair value which is determined at quoted market prices if the shares are quoted on an active market. If the market for the shares is not active, fair value is established by using a valuation technique. Option income is initially recorded as a credit against the carrying costs of the mineral property and deferred exploration expenses until they are fully recovered.

Geological fees

The geological fees are measured by reference to the fair value of consideration received or receivable by the Company for services provided. They are recognized when there is reasonable evidence that an agreement has occurred, that the services were rendered, that the amount of the fees is fixed or measurable and that the collection is reasonably assured.

Interest income

Interest income is recorded on an accrual basis.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash in bank and demand deposits, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. It also includes highly liquid short-term investments initially maturing within three months of their acquisition date.

Restricted cash relates to funds held as collateral on the put option contracts referred to in the derivative financial instruments section below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired.

13

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Tax credit receivable

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred and a refundable credit on duties for losses under the Mining Tax Act. These tax credits are recognized against the exploration and evaluation expenditures incurred, based on estimates made by management. The Company records these tax credits when there is reasonable assurance with regards to collections and assessments and that the Company will comply with the conditions associated to them.

e) Property and equipment

Property and equipment are recognized at cost less accumulated depreciation. Cost includes all costs incurred initially to acquire or construct an item of property and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part of it. Recognition of costs in the carrying amount of an item of property and equipment ceases when the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Upon the transfer of exploration and evaluation assets to property and equipment under mining assets under construction, all subsequent expenditures on the construction, installation or completion of equipment and infrastructure facilities are capitalized within mining assets under construction. When development stage is completed, all assets included in the mining assets under construction category are then transferred to mining assets.

Depreciation is recognized on a straight-line basis to write down the cost to its estimated residual value, with a constant charge over the useful life of the asset. The periods generally applicable are as follows:

Useful life
Office furniture	5 years
Computer equipment	3 years
Leasehold improvement	5 years
Exploration and evaluation equipment	3 years

The depreciation expense for each period is recognized in profit or loss except for certain items of property and equipment related to exploration and evaluation activities where the depreciation expense is included in the carrying amount of an exploration and evaluation asset when it relates to a specific exploration and evaluation project. The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is included in profit or loss when the item is derecognized.

14

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Exploration and evaluation expenditures and Exploration and evaluation assets

Exploration and evaluation expenditures are costs incurred in the course of initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Costs incurred before the legal right to undertake exploration and evaluation activities are recognized in profit or loss when they are incurred.

Once the legal right to undertake exploration and evaluation activities has been obtained, the costs of acquiring mineral rights, expenses related to the exploration and evaluation of mining properties less refundable tax credits related to these expenses are recognized as exploration and evaluation assets. Expenses related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource. These assets are recognized as intangible assets and are carried at cost less any accumulated impairment losses. No depreciation expense is recognized for these assets during the exploration and evaluation phase.

Whenever a mining property is considered no longer viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts; the difference is then immediately recognized in profit or loss.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property and equipment in mining assets under construction. Before the reclassification, exploration and evaluation assets are tested for impairment and any impairment loss is recognized in profit or loss before reclassification. To date, neither the technical feasibility nor the commercial viability of a mineral resource has been demonstrated.

Although the Company has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Company’s titles. Property titles may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

g) Disposal of interest in connection with option agreement

On the disposal of interest in connection with an option agreement, the Company does not recognize expenses related to the exploration and evaluation performed on the property by the acquirer. In addition, the cash or the share consideration received directly from the acquirer is credited against the costs previously capitalized to the property, and the surplus is recognized as a gain on the disposal of exploration and evaluation asset in Consolidated Statements of Net income and Comprehensive income.

15

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Royalty interests

Royalty interests consists of acquired net smelter returns on exploration and evaluation stage properties. Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources” (“IFRS 6”). Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue generating activities begin. Royalty interests for exploration and evaluation assets are assessed for impairment in accordance with IFRS 6 and are measured for any impairment in accordance with IAS 36 “Impairment of Assets” (“IAS 36”). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or production, and the impairment loss, if any, is recognized in net income.

i) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

j) Impairment of exploration and evaluation assets

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment. Impairment reviews for exploration and evaluation assets are carried out on a project-by-project basis with each project representing a potential single cash generating unit.

16

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Impairment of exploration and evaluation assets (continued)

An impairment review is undertaken when indicators of impairment arise but typically when one of the following circumstances apply:

a)	the right to explore the area has expired or will expire in the near future with no expectation of renewal;
b)	no further exploration or evaluation expenditures in the area are planned or budgeted;
c)	no commercially viable deposits have been discovered, and the decision has been made to discontinue exploration in the area;
d)	sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Additionally, when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation assets of the related mining property are tested for impairment before these items are transferred to property and equipment. An impairment loss is recognized in profit or loss for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use. An impairment charge is reversed if the asset’s or cash-generating unit’s recoverable exceeds its carrying amount. The amount of such reversal is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss previously been recognized.

k) Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company’s operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact. As of the reporting date, management believes that the Company’s operations are in compliance with current laws and regulations. Site restoration costs currently incurred are negligible.

17

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Provisions (continued)

When the technical feasibility and commercial viability of extracting a mineral resource have been demonstrated, a restoration provision will be recognized in the cost of the mining property when there is a constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability. In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. As at December 31, 2020 and 2019, there was no provision recognized in the consolidated statement of financial position.

l) Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred and current tax not recognized in other comprehensive loss or directly in equity.

Current tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and associates is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that the reversal will occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

18

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Income taxes (continued)

Changes in deferred tax assets or liabilities are recognized as deferred tax expense or recovery in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

According to the provisions of tax legislation relating to flow-through placements, the Company has to transfer its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Company has fulfilled its obligation to transfer its right, which happens when the Company has incurred, eligible expenditures and has renounced (or has the intention to renounce) its right to tax deductions, a deferred tax liability is recognized for taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax basis.

m) Equity

Capital stock

Capital stock represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options, warrants and conversion of convertible unsecured debenture are exercised, the capital stock account also comprises the compensation costs and the fair value of the options, warrants and equity of convertible debenture previously recorded as contributed surplus and warrants.

Unit placements

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Flow-through placements

Issuance of flow-through shares units represents in substance an issue of common shares, warrants and the sale of a right to tax deduction to the investors. When the flow-through share units are issued, the sale of the right to tax deductions is deferred and presented as other liabilities in the consolidated statement of financial position.

19

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m) Equity (continued)

Flow-through placements (continued)

The proceeds received from flow-through unit placements are allocated between common shares, warrants and other liabilities using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance then to warrants according to their fair value at the time of issuance and the residual proceeds are allocated to the other liabilities. The fair value of warrants is determined using the Black-Scholes evaluation model. The other liabilities component recorded initially on the issuance of shares is reversed on the renouncement or the intention of renouncement of the right to tax deductions to the investors and when eligible expenses are incurred and recognized in profit or loss in reduction of deferred tax expense.

Other elements of equity

Contributed surplus includes charges related to stock options until such stock options are exercised.

Conversion option of convertible unsecured debenture represent the equity component of convertible debenture. Retained earnings include all current and prior period retained profits or losses.

n) Equity-settled share-based payments

The Company operates equity-settled share-based remuneration plans (stock options plans) for its eligible directors, officers, employees and consultants. The Company’s plans do not feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted.

For the transactions with employees and others providing similar services, the Company measures the fair value of the services received by reference to the fair value of the equity instruments granted. This fair value is appraised at the grant date and excludes the impact of non-market vesting conditions.

All equity-settled share-based payments (except compensation warrants) are ultimately recognized as an expense or capitalized as an exploration and evaluation asset, depending on the nature of the payment with a corresponding credit to contributed surplus, in equity. Compensation warrants, in respect of an equity financing, are recognized as shares issue expenses of the equity instruments with a corresponding credit to warrants, in equity.

20

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n) Equity-settled share-based payments (continued)

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting year, based on the best available estimate of the number of stock options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of stock options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if stock options ultimately exercised are different to that estimated on vesting.

o) Segment reporting

The Company presents and discloses segmented information based on information that is regularly reviewed by the Executive Chairman and the Board of Directors. The Company has determined that it has only one operating segment, the sector of identifying, acquiring and developing exploration and evaluation minerals and acquisition of royalties. The Company’s significant exploration and evaluation assets and royalty projects are located in Canada.

p) Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and warrants.

When a loss is incurred during a period, basic and diluted loss per share are the same because the exercise of share equivalents is then considered to be anti-dilutive. To determine the dilutive impact of stock options, the Company uses the Treasury Stock Method which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the maximum number of common shares of the Company at the average market price during the period. The assumption of exercise is not reflected in the calculation of earnings per share when the exercise price of the share equivalents considered individually exceeds the average market price for the period.

q) Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognized when its contractual rights to the cash flows that compose the financial asset expire or substantially all the risks and rewards of the asset are transferred.

21

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q) Financial Instruments (continued)

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within financing income and financing expense, respectively. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Classification

Financial Assets	Classification
Cash and cash equivalents	Financial Assets at amortized costs
Restricted cash	Financial Assets at amortized costs
Accounts Receivable	Financial Assets at amortized costs
Other assets	FVTPL
Royalty receivable	Financial Assets at amortized costs
Investments	FVTPL

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Financial Liabilities at amortized costs
Derivative financial instruments	Financial Liabilities at FVTPL
Loans	Financial Liabilities at amortized costs

The Company determines the classification of financial assets at initial recognition. The classification of its instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as fair value through profit and loss (“FVTPL”). For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at fair value through other comprehensive income (“FVTOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

22

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q) Financial Instruments (continued)

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of net income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of net income (loss) in the period in which they arise. Where Company has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company recognizes an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies, and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

23

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Uncertainty due to COVID-19 (continued)

In properties where the Company holds royalty interests, there has been temporary operational restrictions due to the ongoing COVID-19 pandemic, including operations being previously placed under care and maintenance and thereafter the resumption of mining activities.

In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company’s valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

Control over Abitibi Royalties

As described in note 2, Abitibi Royalties is accounted for as a subsidiary of the Company even though the Company only has a 44.93% (2019 – 44.76%) ownership interest in Abitibi Royalties. The Company assessed whether or not the Company has control over Abitibi Royalties based on whether the Company has the practical ability to direct the relevant activities of Abitibi Royalties unilaterally. In making this judgment, the Company considers its own percentage holding in Abitibi Royalties combined with interest of certain members of its Board of Directors as well as its ability to appoint members of the Board of Directors and key management who have the ability to direct activities. The Company concluded that it has a sufficiently dominant voting interest to direct the relevant activities of Abitibi Royalties and have de-facto control.

Significant influence over International Prospect and Val-d’Or Mining

As described in note 2, International Prospect and Val-d’Or Mining are associates of the Company although the Company only owns a 13.44% and 39.57% ownership interest in each of these companies, respectively.

The Company has significant influence over International Prospect and Val-d’Or Mining by virtue of ownership interest, representation on the board of directors, interchange of managerial personnel and intercompany transactions in each of these companies.

24

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Classification of financial instruments

All financial assets are classified in one of the following categories: fair value through profit or loss or financial assets at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

Recognition of deferred tax assets and measurement of income tax expense

Management continually evaluates the likelihood that its deferred tax assets could be realized. The assessment of availability of future taxable profits involves significant judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. To date, management has not recognized any deferred tax assets in excess of existing temporary differences expected to reverse within the carry-forward period.

Operating segment

The ability to aggregate the Company’s operating segments based on similar economic characteristics requires judgment to be applied and is dependent on entity-specific facts and circumstances.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Impairment of exploration and evaluation assets

Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and assumptions in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset or the cash-generating units must be estimated.

In assessing impairment, the Company must make some estimates and assumptions regarding future circumstances, in particular, whether an economically viable extraction operation can be established, the probability that the expenses will be recovered from either exploitation or sale when the activities have not reached a stage that permits a reasonable assessment of the existence of reserves, the Company’s capacity to obtain financial resources necessary to complete the evaluation and development and to renew permits.

25

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Impairment of exploration and evaluation assets (continued)

Estimates and assumptions may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in profit or loss in the period when the new information becomes available.

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. These estimates and assumptions are, by their very nature, subject to interpretation and uncertainty. Changes in any of these estimates and assumptions, which certain estimates and assumptions are provided by the operators of the properties, used in determining the fair value of the royalty interests could impact the impairment analysis.

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Valuation of investments in private entities

The Company values its investments in private entities at fair value at each reporting date. When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third-party investments, but where this is not feasible, a degree of judgement is required in establishing fair value. Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.

26

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Share-based payments

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, levels of forfeiture, the probable life of share options and compensation warrants granted and the time of exercise of those share options and compensation warrants. The model used by the Company is the Black-Scholes valuation model.

Tax credits receivable

The calculation of the Company’s refundable tax credit on qualified exploration expenditure incurred and refundable tax credit involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until a notice of assessment has been issued by the relevant taxation authority and payment has been received. Difference arising between the actual results following final resolution of some of these items and the assumptions made could necessitate adjustments to the refundable tax credit, exploration and evaluation assets, and income tax expense in future periods.

6) CASH AND CASH EQUIVALENTS

	As at December 31,
	2020	2019
Cash	$13,102,329	$2,573,894
Demand deposits, redeemable at any time	600,705	429,189
	$13,703,034	$3,003,083

Demand deposits represent money market mutual funds earning income at an annual rate of 0.30% (December 31, 2019 – 0.15%) that are cashable at any time.

27

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

7) OTHER ASSETS

	As at December 31,	As at December 31,
	2020	2019
Marketable securities	$406,280	$427,861
Private company investments	106,913	106,913
Warrants (note 12)	4,044	-
Other assets	517,237	534,774
Less: current portion of Other assets	(406,280)	(534,774)
Long-term portion of Other assets	$110,957	$-

Marketable securities of $406,280 (December 31, 2019 - $427,861) represent shares of publicly traded mining exploration companies and are recorded at fair value using quoted market prices. Investment of $106,913 (December 31, 2019 - $106,913) represent shares in private companies do not have a quoted market price in an active market. The Company has assessed a fair value on these shares based on techniques and assumptions that emphasize both qualitative and quantitative information. Special warrants of $4,044 (December 31, 2019 - $nil) represents 80,880 special warrants received from a mining option agreement with Val-d’Or Mining as further described in note 12.

8) PREPAIDS AND OTHER RECEIVABLES

	As at December 31,	As at December 31,
	2020	2019
Prepaid expenses	$102,427	$22,299
Dividend receivable	70,361	44,729
Due from related party (note 20)	59,517	45,750
Sales taxes recoverable	31,757	21,570
Payroll levies receivable	26,133	-
Mining option receivable	25,000	-
Advances for claim management	20,521	10,768
	$335,716	$145,116

28

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

9) INVESTMENTS

	As at December 31, 2020		As at December 31, 2019
	Number of shares	Fair value	Number of shares	Fair value
Yamana Gold Inc.	2,105,895	$15,309,857	3,443,895	$17,701,620
Agnico Eagle Mines Limited	375,897	33,676,612	408,597	32,679,588
		$48,986,469		$50,381,208
Other investments		515,447		255,530
		$49,501,916		$50,636,738

For the year ended December 31, 2020, Abitibi Royalties was called to deliver 394,100 common shares of Agnico Eagle at share prices ranging from US$42.00 to US$55.00 per share and received, net of commissions, $25,582,744 (or US$19,551,262). The Company was also called to deliver 1,338,000 common shares of Yamana at share prices ranging from US$2.50 to US$5.00 per share and received, net of commissions, $6,096,022 (or US$4,704,309). In addition, Abitibi Royalties was called to purchase 361,400 common shares of Agnico Eagle at a share price of US$45.00 per share and paid, before commissions, $23,566,713 (or US$16,263,000).

For the year ended December 31, 2019, Abitibi Royalties was called to deliver 6,000 common shares of Agnico Eagle (2,500 at US$43.00, 2,500 at US$47.00 and 1,000 at US$49.00) and received, net of commissions, $358,619 (or US$270,922). Abitibi Royalties was also called to deliver 105,800 common shares of Yamana (47,600 at US$2.50, 6,900 at US$3.00 and 51,300 at US$3.50) and received, net of commissions, $415,032 (or US$316,287).

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the Derivative financial instruments below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted cash of $385,415 (or US$302,405) as at December 31, 2020 relates to funds held as collateral on the outstanding put option contracts of 99,300 shares of Agnico as at December 31, 2020. No cash was restricted as at December 31, 2019 as there were no outstanding put option contracts.

29

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

10) INVESTMENTS IN SUBSIDIARIES

The Company owns 5,605,246 (2019 -5,605,246 common shares) or 44.93% (44.76% in 2019) of Abitibi Royalties; the change in percentage of ownership resulted in a decrease in interest of subsidiaries under non-controlling interest on the statement of changes in equity in the amount of $1,610,793 (decrease of $889,850 in 2019).

	As at December 31,
Abitibi Royalties Inc.	2020	2019
Current assets	$13,959,351	$3,525,751
Non-current Assets	49,653,617	50,636,738
Current liabilities	7,436,084	9,340,361
Non-current liabilities	2,693,658	3,245,785
Total equity attributable to non-controlling interest	29,450,660	22,966,935

	For the year ended December 31,
Abitibi Royalties Inc.	2020	2019
Net income and comprehensive income	$14,681,567	$11,259,593
Net income and comprehensive income attributable to non-
controlling interest	8,094,518	6,217,181
Cash flows from operating activities	$2,481,780	$382,565
Cash flows from investing activities	11,263,577	1,765,368
Cash flows used by financing activities	(2,774,684)	(1,303,641)

Calone Mining Ltd.

The Company owns 10,000,001 common shares (2019 - 10,000,001 common shares) or 100% (100% in 2019) of Calone Mining. There are no significant operations in Calone Mining.

30

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

11) INVESTMENTS IN ASSOCIATES

The investments in associates relate to the Company’s investments in International Prospect and Val-d’Or Mining.

As at December 31, 2020, the Company held 4,470,910 common shares (2019 - 4,470,910 common shares) or 13.44% (December 31, 2019 - 16.50%) interest in International Prospect. The shares of International Prospect were trading at $0.105 per share on that date.

As at December 31, 2020, the Company held 25,687,444 common shares (2019 -17,354,110 common shares) or 39.57% (December 31, 2019 – 37.15%) interest in Val-d’Or Mining. The shares of Val-d’Or Mining were trading at $0.18 per share on that date.

The Company has no contingent liabilities relating to its interest in the associates.

The following table summarizes the changes to investments in associates for the years ended December 31, 2020 and 2019:

	International	Val-d’Or
	Prospect	Mining	Total
As at January 1, 2020	$356,655	$986,378	$1,343,033
Shares from mining option agreement	-	1,291,667	1,291,667
Share of net loss from associates	(52,015)	(455,254)	(507,269)
As at December 31, 2020	$304,640	$1,822,791	$2,127,431

	International	Val-d’Or
	Prospect	Mining	Total
As at January 1, 2019	$405,748	$1,152,662	$1,558,410
Shares for mining option agreement	-	250,000	250,000
Share of net loss from associates	(49,093)	(416,284)	(465,377)
As at December 31, 2019	$356,655	$986,378	$1,343,033

Shares for mining option agreement

For fiscal year 2020, the Company received a total of 8,333,334 common shares, fair valued at $1,291,667, from Val-d’Or Mining in accordance with the Amended Mining Option Agreement as described in note 12.

31

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

11) INVESTMENTS IN ASSOCIATES (continued)

Financial information

The following table summarizes financial information of International Prospect:

	As at December 31,
International Prospect Ventures Ltd	2020	2019
Current assets	$485,932	$362,821
Non-current Assets	625,780	552,303
Current liabilities	96,595	103,147
Total equity	1,015,045	811,977

	For the year ended December 31,
International Prospect Ventures Ltd	2020	2019
Net loss and comprehensive loss	$377,920	$297,531
Cash flows used by operating activities	$(299,507)	$(185,407)
Cash flows used by investing activities	(87,320)	(85,794)
Cash flows from (used by) financing activities	518,140	(9,169)

The following table summarizes financial information of Val-d’Or Mining:

	As at December 31,
Val-d’Or Mining Corporation	2020	2019
Current assets	$744,403	$951,144
Non-current Assets	1,643,181	186,678
Current liabilities	210,586	85,776
Non-current liabilities	40,708	2,356
Total equity	2,136,290	1,049,690

	For the year ended December 31,
Val-d’Or Mining Corporation	2020	2019
Net loss and comprehensive loss	1,190,209	1,167,616
Cash flows used by operating activities	$(413,576)	$(419,392)
Cash flows from (used by) investing activities	148,793	(346,432)
Cash flows from financing activities	873,672	168,982

32

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS

	Balance at January 1,				Balance at December 31,
	2020	Additions	Recovery	Credits	2020
Golden Valley Mines and Royalties Ltd.
Acquisition and claims maintenance	$3,312,610	-	-	-	$3,312,610
Property option payments	312,500	-	-	-	312,500
Drilling, excavation and related costs	3,257,961	-	-	-	3,257,961
Technical and field staff	4,624,395	-	-	-	4,624,395
Airborne geophysics	791,822	-	-	-	791,822
Geophysics	2,319,401	-	-	-	2,319,401
Line cutting	1,108,235	-	-	-	1,108,235
Sampling and testing	744,773	-	-	-	744,773
Travel and transport	1,683,141	-	-	-	1,683,141
Program management and consultants	441,560	-	-	-	441,560
Professional Fees	5,215	-	-	-	5,215
Depreciation, insurance and office expenses	581,588	-	-	-	581,588
Communications	45,897	-	-	-	45,897
Option payments received	(1,971,145)	-	-	-	(1,971,145)
Write-off of exploration and evaluation assets	(4,213,235)	-	-	-	(4,213,235)
Impairment of exploration and evaluation assets	(7,525,064)	-	-	-	(7,525,064)
Shares for mining rights	(666,666)	-	106,858	(1,291,667)	(1,851,475)
Government assistance	(1,641,978)	-	-	-	(1,641,978)
Net expenditures incurred during the period	3,211,010	-	106,858	(1,291,667)	2,026,201
Exploration and evaluation assets sold to third parties	(1,713,840)	-	-	(633)	(1,714,473)
Balance, end of the period	$1,497,170	-	106,858	(1,292,300)	$311,728
Abitibi Royalties Inc
Acquisition and claims maintenance	$-	241,959	-	-	$241,959
Program management and consultants	-	8,558	-	-	8,558
Option payments received	-	-	48,684	(147,500)	(98,816)
	-	250,517	48,684	(147,500)	151,701

TOTAL	$1,497,170	250,517	155,542	(1,439,800)	$463,429

33

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

	As at January 1,				Impairment	As at December 31,
	2019	Additions	Recoveries	Credits	Write-off	2019
Golden Valley Mines and Royalties Ltd.
Acquisition and claims maintenance	$3,298,296	$14,514	$(200)	$-	$-	$3,312,610
Property option payments	312,500	-	-	-	-	312,500
Drilling, excavation and related costs	3,241,938	16,023	-	-	-	3,257,961
Technical and field staff	4,615,618	8,777	-	-	-	4,624,395
Airborne geophysics	791,822	-	-	-	-	791,822
Geophysics	2,319,401	-	-	-	-	2,319,401
Line cutting	1,108,235	-	-	-	-	1,108,235
Sampling and testing	823,818	-	(79,045)	-	-	744,773
Travel and transport	1,689,127	104	(6,090)	-	-	1,683,141
Program management and consultants	501,621	6,156	(66,217)	-	-	441,560
Professional Fees	5,215	-	-	-	-	5,215
Depreciation, insurance and office expenses	582,713	-	(1,125)		-	581,588
Communications	45,897	-	-	-	-	45,897
Option payments received	(1,963,650)	-	-	(7,495)	-	(1,971,145)
Write-off of exploration and evaluation assets	(4,213,235)	-	-	-	-	(4,213,235)
Impairment of exploration and evaluation assets	(7,265,328)	-	(89,038)	-	(170,698)	(7,525,064)
Shares for mining rights	(416,666)	-	-	(250,000)	-	(666,666)
Government assistance	(1,639,157)	-	-	(2,821)	-	(1,641,978)
Net expenditures incurred during the year	3,838,165	45,574	(241,715)	(260,316)	(170,698)	3,211,010
Exploration and evaluation assets sold to third parties	(1,606,927)	-	-	(106,913)	-	(1,713,840)
Balance, end of the year	$2,231,238	45,574	(241,715)	(367,229)	(170,698)	$1,497,170

34

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at December 31, 2020 and 2019:

	Properties optioned to Eldorado Gold	Properties optioned to BonTerra Resources	Balance as at December 31, 2020	Balance as at December 31, 2019
Golden Valley Mines Properties
Abitibi Greenstone Belt (“AGB”)
Kirkland Lake / Matachewan (Ontario)	$817,555	$-	$817,555	$818,188
Lebel-sur-Quevillon (Québec)	-	359,496	359,496	366,017
Matachewan, Kirkland Lake (Ontario)	-	-	-	843,108
Val d’Or - Malartic (Québec)	143,181	-	143,181	354,017
Rouyn-Noranda-Cadillac (Québec)	168,405	-	168,405	168,405
Rouyn-Noranda-Cadillac (Québec)	-	-	-	45,544
Chibougamau (Québec)	-	-	-	65,671
Matagami (Québec)	-	-	-	13,129
Total AGB	1,129,141	359,496	1,488,637	2,674,079
Total other			22,069	22,069
Investment tax credit			(1,198,978)	(1,198,978)
Balance, end of the year			$311,728	$1,497,170
Abitibi Royalties Properties
Bathurst (Ontario)	-	-	75,000	-
Hees (Ontario)	-	-	75,000	-
Bullfrog South (Nevada, USA)	-	-	1,701	-
Balance, end of the year			$463,429	$1,497,170

35

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

GOLDEN VALLEY PROPERTIES

a) Mining Option Agreement with Val-d’Or Mining

On April 18, 2017, the Company granted to Val-d’Or Mining an option to acquire a 100% interest in 61 of its grassroots properties. On November 28, 2019, the Option agreement was amended to document, among other things, a waiver of expenditure requirements required in order to maintain the option, acceleration of vesting of the option as well as changes to the buyback provisions of the royalty on Net Smelter Returns granted to the Company. In accordance with the terms of the Amended Mining Option Agreement, Val-d’Or Mining has agreed to issue to Golden Valley an aggregate 16,666,668 common shares of Val-d’Or Mining, issuable as to 25% on each of December 31, 2018, December 31, 2019, June 30, 2020 and December 31, 2020.

In addition, the properties are subject to a royalty in favour of Golden Valley equal to 1.25% of net smelter returns, which is subject to certain partial buyback provisions. he partial buyback right pertains to each individual property, whereby 1% may be bought for $500,000 on a property-by-property basis with a maximum total consideration of $5,000,000 at which point in time the NSR royalty on all the properties would be reduced by 1.0%. Golden Valley will also receive 20% of the proceeds of all third-party transactions pertaining to the properties that Val-d’Or Mining enters into and announces on or before December 31, 2022. On December 5, 2019, Val-d’Or Mining exercised its option to acquire a 100% interest in the properties in accordance with the terms of the amended and restated mining option agreement between Val-d’Or Mining and Golden Valley dated November 28, 2019.

On October 6, 2020, Val-d’Or Mining entered into an agreement with respect to the sale of several properties referred to as the Ducros Group of Properties. The purchaser of the property is privately-owned Québec Nickel Corp. (“QNC”). In consideration for a 100% interest in the properties, QNC issued 3,589,341 special warrants, with a fair value of $179,467, to Val-d’Or Mining (of which Golden Valley received 80,880 special warrants, with a fair value of $4,044 in accordance with the terms of an amended and restated option agreement between d’Or Mining and Golden Valley dated November 28, 2019).

b) Lac Barry Prospect - BonTerra Resources Inc. – Level-sur-Quevillon, Québec

On March 16, 2016, the Company granted an option to BonTerra Resources Inc. (“BonTerra”) on the Lac Barry Prospect located in the Abitibi Greenstone Belt, northeast of Val-d’Or, Québec. BonTerra issued to Golden Valley 519,480 common shares in the capital of BonTerra having an aggregate value of $200,000, and incurred expenditures in an aggregate amount of $2,000,000 over a three-year period. Upon BonTerra exercising the option on June 4, 2019, it earned an 85% interest in the property and, the Company retained a 15% free carried interest and a 3% NSR, with 1% of the NSR being subject to a buyback in favour of BonTerra for $1.0 million payable by BonTerra to Golden Valley.

36

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

b) Lac Barry Prospect - BonTerra Resources Inc. – Level-sur-Quevillon, Québec (continued)

The Company is to enter into a joint venture agreement with BonTerra and therefore the Company is to retain its 15% free carried interest and a 3% NSR, with 1% of the NSR being subject to a buyback as discussed above. For accounting purposes, no cost has been assigned to the royalty, as the project is still at an early stage of exploration and future cash flow cannot be reliably estimated.

c) Centremaque Prospect – Alexandria Minerals Corporation - Val-d’Or Québec

On April 13, 2017, the Company entered into a mining option agreement with Alexandria Minerals Corporation (“Alexandria”) on the Centremaque Prospect located in the AGB, northeast of Val-d’Or, Québec. In accordance with the option agreement, in order to acquire an 80% interest in the property, Alexandria must: (i) issue, over a four year period from the date of signing, to Golden Valley such number of common shares in its capital having an aggregate value of $250,000 based on the closing price of Alexandria’s shares on the Exchange the day prior to the date of issuance of each tranche of payment shares, of which shares and/or cash in the amount of $150,000 have been received to date;$50,000 on or before the third anniversary; and, $100,000 on or before the fourth anniversary; and, (ii) incur exploration expenditures in an aggregate amount of $4,000,000 over the same four-year period. Once the option is exercised, the Company will retain a 20% free carried interest and a 1.5% NSR, with 0.5% of the NSR being subject to a buyback in favour of Alexandria for $1 million payable to Golden Valley.

In accordance with the terms of the option agreement, Alexandria agreed to a $2,000,000 work commitment on or before April 20, 2020. On April 3, 2020, O3 Mining provided a notice of force majeure and extension of delay as a result of the government of Québec’s decision, relating to COVID-19, to close all non-essential businesses. On May 28, 2020, the option agreement with 03 Mining was amended to provide that the payment date of the remaining cash consideration of $100,000 and the date to incur the remaining exploration expenditures commitment of $3,250,000 have been extended to June 9, 2021.

On February 7, 2021, the option agreement was further amended such that the remaining exploration expenditures commitment of $2,000,000 to be incurred on or before June 9, 2021 can also be satisfied through payment of shares in O3 Mining, provided that O3 Mining commits to complete a drilling program of least 5,000 metres on the Centremaque Prospect in the winter of 2021.

Refer to note 28 “Subsequent Events”).

37

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

d) Sharks and Cheechoo Joint Venture - Sirios Resources Ltd. - - James Bay Northern Quebec

On October 23, 2013, Golden Valley granted Sirios Resources Ltd. (“Sirios”) an option to acquire Golden Valley’s remaining 55% interest in the Cheechoo prospect. Sirios completed all its obligations under the agreement to earn a 100% interest in the Cheechoo prospect and therefore holds 100% of the Cheechoo prospect. As additional consideration for the grant of the option, Sirios granted to Golden Valley a royalty equal to 4% of the net returns from all mineral products mined or removed from the Cheechoo gold project. Notwithstanding the foregoing, the royalty relevant to gold mineral products mined or removed from the Cheechoo gold prospect may vary between 2.5% and 3.5% depending on the market price of gold at the time of the payment. For accounting purposes, no cost has been assigned to the royalty, as the project is still at an early stage of exploration and future cash flow cannot be reliably estimated.

e) AGB Properties – Eldorado Gold Corporation – Québec and Ontario

On December 8, 2008, the Company earned a 70% interest in the group of 9 properties (8 gold and 1 copper-zinc-silver) located in the AGB (Québec and Ontario) and a 70:30 joint venture (the “GZZ-I JV”) was formed between Golden Valley and Eldorado Gold Corporation (“Eldorado”), with the latter having acquired its interest through the acquisition of Integra Gold Corporation. Golden Valley is the operator for the joint venture. The GZZ-I JV is subject to underlying royalties ranging between 3.0% and 3.5% in favour of the original vendors, one of whom is a director and an officer of the Company.

On October 20, 2020, the Company and Eldorado entered into an agreement with Epica Gold Inc (“Epica”) in respect to the sale of the Denovo property. Pursuant to the agreement, Company and Eldorado received cash consideration of $50,000 (of which Golden Valley received $35,000) and share consideration of $150,000 (of which Golden Valley received 38,043 common shares) in the common shares of HighGold Mining Inc (“HighGold”), the parent company of Epica, based on the volume weighted average trading price per share of HighGold’s shares for the 20-day period ending on October 20, 2020. Pursuant to the agreement, Epica also granted a 3.5% NSR on the property to an officer and a director of the Company on the portion of the property covered by legacy claims. For the year ended December 31, 2020, the Company recognized a gain on sale of $139,367 relating to this transaction.

Refer to note 28 “Subsequent Events”).

38

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

ABITIBI ROYALTIES’ PROPERTIES

Bullfrog South Project

On September 17, 2020, Abitibi Royalties staked the Bullfrog South Project, located in Nevada’s Bullfrog Gold District.

On December 9, 2020, Abitibi Royalties entered into a mining option agreement with Bullfrog Mines LLC (“Bullfrog”) on the Bullfrog South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Bullfrog must: (i) issue to Abitibi Royalties, over a two-year period, consideration of $175,000 in cash or share in its capital; reimburse mining claims fees to be paid in 2021 and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Once the option is exercised, the Company will retain a 2.0% NSR on the property, Bullfrog has the option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030.

For the year ended December 31, 2020, Abitibi Royalties recognized a receivable of $25,000 relating to this mining option agreement. The cash consideration has been recorded against the carrying value of the exploration and evaluation assets relating to the Bullfrog South property.

Bathurst property

On November 9, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Bathurst property, a property consisting of 7 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

Subsequent to year-end, on February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. (“Xplore”) on the property. Xplore may earn a 100% interest in the project by completing the following: (a) Execution of Letter of Intent (“LOI”): Issue to Abitibi Royalties $62,500 in common shares of Xplore based on the daily volume weighted average (the “VWAP”) price of Xplore’s shares for the 14-day period preceding the execution of the LOI; and, issuance to Abitibi Royalties $125,000 in common shares of Xplore based on the VWAP price of Xplore’s shares for the 14-day period preceding the execution of the first anniversary date and issuance to Abitibi Royalties $150,000 in common shares of Xplore based on the VWAP price of Xplore’s shares for the 14-day period preceding the execution of the second anniversary date.

On March 5, 2021, Abitibi Royalties received 1,096,491 common shares of Xplore, with a fair value of $62,500, relating to this mining option agreement.

39

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

Hees Property

On December 11, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

Hammond Reef South property

On June 2, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Hammond Reef property, a property consisting of 49 claims located in Ontario, for the purchase price of $70,000. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property. The Company incurred claim and other fees of $3,816 on completion of the transaction.

On July 27, 2020, Abitibi Royalties entered into a mining option agreement with Victory Resources Corporation (“Victory”) on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two-year period, cash consideration of $250,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Once the option is exercised, the Company will retain a 2.0% NSR on the property.

For the year ended December 31, 2020, Abitibi Royalties received the cash consideration of $50,000 and share consideration of 500,000, with a fair value of $84,000, in the common shares of Victory relating to this mining option agreement. Both cash and share considerations have been recorded against the carrying value of the exploration and evaluation assets relating to the Hammond Reef South property, with the remaining difference of $48,684 being recognized as revenue. Refer to note 28 “Subsequent Events”).

As Victory has not fulfilled its obligations in order to extend the option agreement, on August 24, 2021, the option agreement was terminated with a final cash payment from Victory to the Company in the amount of $6,000.

40

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

13) ROYALTY INTERESTS OF ABITIBI ROYALTIES

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% net smelter royalty (“NSR”) is located immediately east of the current Canadian Malartic Mine open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”). The 3% NSR covers a number of known mineralized zones.

For the year ended December 31, 2020, Abitibi Royalties earned royalties in the amount of $685,698 (or US$524,434) from this royalty interest, of which $425,180 (or US$333,946), representing the royalties earned for the fourth quarter of 2020, is a receivable as at December 31, 2020.

For the year ended December 31, 2019, Abitibi Royalties earned royalties in the amount of $3,307,260 (or US$2,315,090 from this royalty interest, of which $999,252 (or US$769,366) remains outstanding as at December 31, 2019 and subsequently received on January 15, 2020.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit, and covers the eastern portion of the Gouldie Zone and the historic Charlie Zone. Production on this 2% NSR area started in 2014 and stopped in 2015.

Other royalty interests

On May 23, 2020, Abitibi Royalties entered into a series of agreements to acquire, with a purchase price of $36,000, a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle’s Goldex Mine. The agreements also entitled the Company to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The royalties are located immediately south of the Canadian Malartic Mine and approximately three kilometres southeast of the Goldex Mine. The projects are owned and operated by Tamarack Gold Resources Inc. Abitibi Royalties incurred fees of $1,701 on completion of the transaction.

Abitibi Royalties’ other royalty interest are as follows:

■	Revillard Property 2% Royalty - Malartic, Québec
■	15% Net Profit Interest (“NPI”) in the vicinity of Canadian Malartic Mine -Malartic, Québec
■	Midway Project 1.5% Royalty -Malartic, Québec
■	1.5% Royalty in the Abitibi region, Québec
■	1.0% NSR on the New Alger Project in the Abitibi region, Québec

41

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

14) DERIVATIVE FINANCIAL INSTRUMENTS

Abitibi Royalties’ total call options outstanding as at December 31, 2020 and 2019 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	Market value as at December 31, 2020
Calls
Yamana	January 15, 2021	1,247,000	$ 3.00 to 7.00	$1,574,731
Yamana	April 16, 2021	320,000	$ 7.00 to 10.00	52,329
Yamana	July 16, 2021	140,000	$8.00	57,039
Yamana	January 21, 2022	367,700	$ 4.50 to 10.00	522,730
Yamana	January 2, 2023	2,100	$10.00	3,208
Agnico	January 15, 2021	118,300	$ 50.00 to 85.00	761,259
Agnico	February 19, 2021	82,200	$ 85.00 to 100.00	53,360
Agnico	May 21, 2021	57,400	$ 85.00 to 100.00	83,013
Agnico	January 21, 2022	103,600	$ 60.00 to 100.00	929,767
Agnico	January 20, 2023	8,000	$ 85.00 to 100.00	83,420
Puts
Agnico	February 19, 2021	56,000	$ 40.00 to 45.00	22,217
Agnico	January 21, 2022	43,300	$ 40.00 to 45.00	100,245
		2,545,600		$4,243,318

	Expiry date	Number of shares under option	Exercise price range (USD)	Market value as at December 31, 2019
Calls
Yamana	January 17, 2020	2,220,300	$2.50 to 4.00	$1,048,113
Yamana	January 15, 2021	1,165,800	3.00 to 5.00	1,135,729
Yamana	January 17, 2022	57,700	4.50	71,194
Agnico	January 17, 2020	350,800	43.00 to 55.00	5,528,316
Agnico	January 15, 2021	57,700	42.00 to 50.00	1,195,695
		3,852,300		$8,979,047

For fiscal year 2020, Abitibi Royalties sold 21,418 call contracts (3,701 calls on Agnico shares and 17,717 calls on Yamana shares) and 5,977 put contracts on Agnico shares for total proceeds of $3,582,525 (or US$2,665,886). In addition, 1,370 put contracts expired and 3,641 put contracts were exercised on Agnico shares. Furthermore, 7,050 contracts were repurchased before expiration (150 calls on Agnico and 6,900 calls on Yamana) for which the Company paid $53,116 (or US$40,740).

42

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

14) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For fiscal year 2019, Abitibi Royalties sold 25,223 call contracts (1,573 calls on Agnico shares and 23,650 calls on Yamana Gold shares) for total proceeds of $1,232,964 (or US$935,160). In addition, 1,887 call contracts expired (460 calls on Agnico and 1,427 calls on Yamana). Furthermore, 19,600 contracts were repurchased before expiration (778 calls on Agnico and 18,822 calls on Yamana) for which the Company paid $131,050 (or US$97,093).

The liability associated with derivative financial instruments can be settled, if required, through the Abitibi Royalties’ investments in the common shares of Agnico Eagle and Yamana.

Subsequent to year end, the Company was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, net of commissions, $2,722,806 (or US$2,139,898) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, net of commissions, $6,552,852 (or US$5,149,994).

15) LONG-TERM LOAN

The Company applied and received the $60,000 Canada Emergency Business Account loan which is an interest-free loan to cover operating costs. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $20,000.

16) INCOME TAXES

Major components of tax expense (recovery)

The major components of tax expense (recovery) are outlined below:

	For the year ended December 31,
	2020	2019
Current tax expense	$2,464,798	$-
Deferred tax recovery
Origination and reversal of temporary differences	$(772,145)	$1,579,401
Deferred tax assets not recognized	220,018	233,919
	(552,127)	1,813,320
Total income tax expense	$1,912,671	$1,813,320

43

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

16) INCOME TAXES (continued)

Relationship between expected tax expense and accounting profit or loss

The relationship between the expected tax expense based on the combined tax rate in Canada and the reported tax expense in the consolidated statement of net loss and comprehensive loss can be reconciled as follows:

	For the year ended December 31,
	2020	2019
Net income for the year before income taxes	$15,013,135	$11,313,153
Expected tax expense calculated using the combined Federal and Provincial at combined statutory rate in Canada of 26.50% (26.60% in 2019)	$3,978,481	$3,009,299
Change in tax rates	-	(1,036)
Change in deferred tax assets not recognized	231,575	233,919
Share of loss of associates	135,082	123,790
Non-taxable dividends received	(169,584)	(116,353)
Share-based payments	67,815	110,582
Non-taxable portion of gain on investments	(2,325,282)	(1,554,992)
Other	(5,416)	8,111
Total tax expense	$1,912,671	$1,813,320

The statutory tax rate declined from 26.6% to 26.50% due to a reduction in the Québec general corporate tax rate on January 1, 2020.

44

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

16) INCOME TAXES (continued)

Deferred tax assets (liabilities) and variation of recognized amounts

	As at January 1,	Recognized in	As at December 31,
	2020	profit or loss	2020
Exploration and evaluation assets	$687,841	$(367,828)	$320,013
Investments	(6,047,641)	2,465,445	(3,582,196)
Share issuance costs	8,389	(2,103)	6,286
Non-capital losses	915,903	(915,903)	—
Derivative financial instruments	1,189,723	(627,484)	562,239
	$(3,245,785)	$552,127	$(2,693,658)

	As at January 1, 2019	Recognized in profit or loss	As at December 31, 2019
Exploration and evaluation assets	$687,695	$146	$687,841
Investments	(3,898,056)	(2,149,585)	(6,047,641)
Share issuance costs	-	8,389	8,389
Non-capital losses	1,433,943	(518,040)	915,903
Derivative financial instruments	343,953	845,770	1,189,723
	$(1,432,465)	$(1,813,320)	$(3,245,785)

As at December 31, 2020 and 2019, the Company had deductible temporary differences which it did not record in deferred tax assets:

	As at December 31,
	2020	2019
Exploration and evaluation assets	$4,079,730	$2,835,206
Other assets	719,572	796,761
Property and equipments	425,805	424,778
Share issue costs	4,957	11,667
Capital losses	8,453	29,007
Loan	10,000	-
Non-capital losses	7,164,226	7,534,940
	$12,412,743	$11,632,359

45

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

16) INCOME TAXES (continued)

The Company has an amount of $319,859 in 2020 (2019 - $319,859) in investment tax credits that has not been recorded. These credits can be used to reduce federal income tax and will expire between 2025 and 2033.

As at December 31, 2020 and 2019, the Company has the following non-capital losses in Canada available to reduce future year’s taxable income which expires as follows:

	Federal	Quebec
2029	$570,056	$350,017
2030	1,389,166	1,368,264
2031	41,350	41,350
2032	1,090,175	1,079,112
2033	393,100	390,172
2034	378,137	373,289
2035	863,064	860,246
2036	476,992	450,305
2037	987,998	963,527
2038	842,706	842,706
2039	129,319	122,679
2040	2,163	2,163
	$7,164,226	$6,843,830

17) CAPITAL STOCK

Capital Stock

The capital stock of the Company consists of fully paid common shares.

Authorized

Unlimited number of common shares without par value. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote each at the shareholders’ meeting of the Company.

Unlimited number of preferred shares, issuable in series with rights and restrictions to be determined by the directors.

46

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

17) CAPITAL STOCK (continued)

Share consolidation

On July 27, 2020, the Company received conditional approval from the TSX Venture Exchange regarding a security consolidation on the basis of ten old shares for one new share. The common shares of Golden Valley have commenced trading on a consolidated basis at open of market on July 31, 2020. Following the consolidation, a total of approximately 13,518,459 common shares of Golden Valley are issued and outstanding, and incentive stock options to acquire an aggregate of approximately 1,423,691 common shares are outstanding. The number of common shares entitled to be purchased pursuant to the terms of the outstanding options and the per share exercise price for such shares were adjusted accordingly, in accordance with the terms of the respective options. All fractional common shares remaining as a result of the proposed consolidation have been cancelled. All historical information presented in the financial statements has been adjusted to reflect the share consolidation.

Issued share capital

Refer to “Share Consolidation” section of Note 17 “Capital Stock”.

The change in issued share capital for the years ended December 31, 2020 and 2019 was as follows:

	2020		2019
	Number	Stated	Number	Stated
	of shares	Value	of shares	Value
Balance, as at January 1,	13,434,760	$28,420,603	13,391,858	$28,289,902
Shares issued by exercise of stock options	83,700	215,582	42,903	133,429
Share issue expenses	-	-	-	(2,728)
Balance, as at December 31,	13,518,460	$28,636,185	13,434,760	$28,420,603

Share capital issued from exercise of incentive stock options

For fiscal 2020, the Company issued 83,700 of its common shares from the exercise of incentive stock options of 83,700 at prices ranging from $1.10 per share to $3.50 per share for a total consideration of $125,630.

For fiscal, 2019, the Company issued 42,903 of its common shares from the exercise of incentive stock options of 37,903 at a price of $1.70 per share and of 5,000 at a price of $2.75 per share for a total consideration of $78,184.

47

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS

The Company has a stock option incentive plan in place under which directors, officers, employees, and consultants are eligible to receive incentive stock options for the purchase of common shares of the Company. Under the terms of the plan, the aggregate number of shares issuable upon the exercise of options may not exceed 1,900,673, which represents 20% of the Company’s issued and outstanding common shares on May 25, 2015, the date of adoption of the option plan by the Company’s Board of Directors. The option plan was approved by the Company’s disinterested shareholders on June 25, 2015, and subsequently accepted by the TSX Venture Exchange.

The exercise price of each option is fixed by the Board of Directors at the time of grant and shall not be less than the closing price of the Company’s shares on the trading day immediately prior to the date of grant less any discount permitted by the TSX Venture Exchange; if no sales were reported on such day, the exercise price shall be based on the closing sales price on the last trading day prior to the time of determination on which sales were reported.

The term of any options granted under the option plan will be fixed by the Board of Directors and may not exceed ten years and the vesting period of options granted under the plan, if any, shall be determined by the Board of Directors at the time of grant. All options granted under the option plan will be in accordance with the rules and regulations of the TSX Venture Exchange.

The summary of changes in the number of incentive stock options issued by the Company for years ended December 31, 2020 and 2019 is presented as follows:

	2020		2019
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding, beginning of year	1,405,916	$3.20	1,409,819	$3.10
Granted	101,475	5.44	39,000	3.40
Expired	(1,800)	3.40	-	-
Exercised	(83,700)	1.50	(42,903)	1.70
Outstanding, end of year	1,421,891	$3.43	1,405,916	$3.20
Exercisable, end of year	1,415,225	$3.43	1,317,583	$3.20

48

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

The table below summarizes the information related to outstanding share options as at December 31, 2020:

Outstanding options
			Weighted
		Weighted	average
	Number of	average exercise	remaining contractual life	Exercisable
Expiry date	options	price	(years)	options
January 1, 2021	10,000	1.00	0.00	10,000
June 27, 2021	225,000	3.00	0.49	225,000
February 3, 2022	10,000	4.65	1.09	10,000
June 21, 2023	222,000	2.75	2.47	222,000
June 18, 2024	31,500	3.40	3.47	24,833
March 3, 2025	76,475	5.00	4.17	76,475
June 26, 2025	25,000	6.80	4.49	25,000
September 30, 2026	821,916	3.50	5.75	821,916
	1,421,891	$3.43		1,415,225

The table below summarizes the information related to outstanding share options as at December 31, 2019:

Outstanding options
			Weighted
		Weighted	average
	Number of	average exercise	remaining contractual life	Exercisable
Expiry date	options	price	(years)	options
July 24, 2020	67,500	1.10	0.56	67,500
January 1, 2021	10,000	1.00	1.01	10,000
June 27, 2021	230,000	3.00	1.49	230,000
February 3, 2022	10,000	4.65	2.10	10,000
June 21, 2023	225,000	2.75	3.47	150,000
June 18, 2024	39,000	3.40	4.47	25,667
September 30, 2026	824,416	3.50	6.75	824,416
	1,405,916	$3.17		1,317,583

49

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

Share-based compensation expense

Refer to “Share Consolidation” section of Note 17 “Capital Stock”.

The table below summarizes share-based compensation expense for the years ended December 31, 2020 and 2019:

	For the year ended December 31,
	2020	2019
Golden Valley
June 2020 option grant (a)	$90,495	$-
March 2020 option grant (b)	60,203	-
June 2019 option grant (c)	18,832	55,702
June 2018 option grant (d)	86,374	198,050
September 2016 option grant (e)	-	151,716
Share-based compensation expense	$255,904	$405,468

a)	On June 26, 2020, the Company granted to its officers, directors and consultants incentive stock options entitling the purchase of an aggregate 25,000 common shares at an exercise price of $6.80 per share. The options are exercisable for a period of 5 years until June 26, 2025, subject to earlier termination in accordance with the terms of the Company’s stock option plan. The options vest immediately on date of grant. The fair value of the 25,000 stock options granted has been estimated using the Black-Scholes option pricing model at $90,495. For the year ended December 31, 2020, an amount of $90,495 has been expensed relating to this incentive stock option.

b)	On March 3, 2020, the Company granted to its officers and directors incentive stock options entitling the purchase of an aggregate 76,475 common shares (22,500 to directors and 53,975 to officers, at an exercise price of $5.00 per share). The options are exercisable for a period of 5 years until March 3, 2025, subject to earlier termination in accordance with the terms of the Company’s stock option plan. The options vest immediately on date of grant. The fair value of the 22,500 stock options granted has been estimated using the Black-Scholes option pricing model at $60,203. For the year ended December 31, 2020, an amount of $60,203 has been expensed relating to this incentive stock options. The fair value of the 53,975 stock options granted has been determined to be $125,213, representing share-based payment equating to the cash portion of the 2018 and 2019 performance bonus to officers.

50

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

Share-based compensation expense (continued)

c)	On June 18, 2019, the Company granted to its officers, and consultants incentive stock options entitling the purchase of an aggregate 39,000 common shares at an exercise price of $3.40 per share. The options are exercisable for a period of 5 years until June 18, 2024, subject to earlier termination in accordance with the terms of the Company’s stock option plan. Except for 20,000 options which vest over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control, all of the other options vest immediately on grant.

The fair value of the 39,000 stock options granted has been estimated using the Black-Scholes option pricing model at $84,980 of which to date $74,534 has been expensed. 5,700 incentive stock options have been exercised relating to this grant. For the year ended December 31, 2020, an amount of $18,832 (2019 -$55,702) has been expensed.

d)	On June 21, 2018, the Company granted to its directors, officers, and consultants incentive stock options entitling the purchase of an aggregate 230,000 common shares at an exercise price of $2.75 per share. The options are exercisable for a period of 5 years until June 21, 2023, subject to earlier termination in accordance with the terms of the Company’s Stock Option Plan. All the options vest equally over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control.

The fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model at $455,441 of which to date $431,594 has been expensed. 8,000 incentive stock options have been exercised relating to this grant. For the year ended December 31, 2020, an amount of $86,374 (2019 -$198,050) has been expensed.

e)	On September 30, 2016, the Company granted to its directors, officers, employees, and consultants incentive stock options entitling the purchase of an aggregate 930,593 common shares at an exercise price of $3.50 per share. The options are exercisable for a period of 10 years until September 30, 2026, subject to earlier termination in accordance with the terms of the Company’s Stock Option Plan. All the options vest equally over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control.

The fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model at $2,427,448 of which to date $2,393,622 has been expensed and $33,826 has been capitalized to exploration and evaluation assets. 106,177 incentive stock options have been cancelled and 2,500 incentive stock options have been exercised relating to this grant. For the year ended December 31, no amount has been expensed as incentive stock options under this grant have fully vested in 2019.

51

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

Fair value of options granted

Refer to “Share Consolidation” section of Note 17 “Capital Stock”.

The fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following assumptions:

Date of Grant	June 26, 2020	March 3, 2020	June 18, 2019	June 21, 2018	September 30, 2016
Share price at date of grant	$6.80	$5.00	$3.40	$2.75	$3.50
Expected dividends yield	0%	0%	0%	0%	0%
Expected weighted volatility	70.44%	69.59%	79.95%	105.67%	125.00%
Risk-free interest average rate	0.31%	1.10%	1.33%	2.00%	1.00%
Expected average life	5 years	5 years	5 years	5 years	10 years
Exercise price at date of grant	$6.80	$5.00	$3.40	$2.75	$3.50

19) GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes general and administrative expenses:

	For the year ended
	December 31,
	2020	2019
Office expenses	$167,659	$109,486
Advertising and exhibitions	154,434	81,390
Travelling and other	71,432	77,614
	$393,525	$268,490

52

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

20) EQUITY TRANSACTIONS OF ABITIBI ROYALTIES

Dividends paid

On January 20, 2020, Abitibi Royalties’ Board of Directors approved a 25% dividend increase from $0.12 to $0.15 per common share on an annualized basis. The payment of dividends also changed from quarterly to monthly. The increased dividend amount and the payment of dividends from quarterly to monthly began in April 2020. On December 7, 2020, Abitibi Royalties’ Board of Directors further approved a 20% dividend increase from $0.15 to $0.18 per common share on an annualized basis.

For the year ended December 31, 2020, Golden Valley earned dividends of $798,748 (2019 - $336,315) from Abitibi Royalties. As at December 31, 2020, Golden Valley holds 5,605,246 common shares in Abitibi Royalties.

Normal Course Issuer Bid

On September 23, 2019, Abitibi Royalties announced it received conditional acceptance to renew its NCIB for another year until October 5, 2020. This new approval allows the Company to purchase up to 626,695 (representing 5% of the Company’s total issued and outstanding common shares) of its common shares.

On September 24, 2020, Abitibi Royalties announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company’s total issued and outstanding common shares) of its common shares.

For fiscal year 2020, Abitibi Royalties repurchased and cancelled 48,100 shares at prices varying from $15.14 to $26.00 per share for a total of $994,051. For fiscal year 2019, Abitibi Royalties repurchased and cancelled 61,100 of its common shares at prices varying from $9.40 to $16.15 for a total of $778,649.

Incentive stock option

Abitibi Royalties adopted a 20% fixed option plan in 2013. Pursuant to the fixed option plan, options, for an aggregate total of 1,740,200 common shares, may be granted to its directors, officers, employees, consultants, or management companies employees from time to time. Abitibi Royalties has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available under the plan.

For the year ended December 31, 2019, Abitibi Royalties issued 81,171 of its common shares for a total consideration of $226,713 from the exercise of stock options at prices varying from $2.18 per share (47,733 stock options), $3.62 per share (13,438 stock options) and $3.70 per share (20,000 stock options).

53

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

21) FAIR VALUE MEASUREMENT

Fair value measurement of financial instrument

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

▪	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities
▪	Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
▪	Level 3:	inputs for the assets or liabilities that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

Cash and cash equivalent (Level 1), accounts receivable (Level 3), royalty receivable (Level 3), other assets (Level 3) and accounts payable and accrued liabilities (Level 3) are carried at amortized costs which approximate their fair value due to their short-term nature.

Short-term other assets consisting of money-market investment funds and marketable securities in the consolidated statement of financial position at December 31, 2020 and 2019 are classified in Level 1 and are recorded at fair value by reference to their quoted prices at the reporting date. The Company’s short-term other assets relating to the investments in the common shares of a private company do not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on their unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy. The process of estimating the fair value of these investments is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of these investments.

Investments relating to the common shares of Agnico Eagle and Yamana held by Abitibi Royalties and the liability relating to the derivative financial instruments are classified as Level 1.

The method and valuation techniques used for the purpose of measuring fair value are unchanged compared to the previous reporting periods. There has been no movement between levels during the year.

54

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

21) FAIR VALUE MEASUREMENT (continued)

The carrying amounts and fair value of financial instruments presented in the statement of financial position are as follows:

	December 31, 2020		December 31, 2019
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets
Financial Assets at amortized costs
Cash and cash equivalents	$13,703,034	$13,703,034	$3,003,083	$3,003,083
Restricted cash	385,415	385,415	-	-
Account receivables	-	-	268,195	268,195
Royalty receivables	425,180	425,180	999,252	999,252
Dividend receivable	70,361	70,361	44,729	44,729
Other receivables	51,133	51,133	-	-
Due from related parties	59,517	59,517	45,750	45,750
Financial assets at fair value through
profit and loss
Short-term-term financial assets	406,280	406,280	534,774	534,774
Investments	49,501,916	49,501,916	50,636,738	50,636,738
	$64,602,836	$64,602,836	$55,532,521	$55,532,521
Financial liabilities
Financial liabilities measured at
amortized cost
Accounts payable and accrued liabilities	$890,496	890,496	$727,745	727,745
Financial liabilities measured at fair
value through profit and loss
Derivatives financial instruments (level 1)	4,243,318	4,243,318	8,979,047	8,979,047
	$5,133,814	$5,133,814	$9,706,792	$9,706,792

55

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

22) EARNINGS PER SHARE

Refer to “Share Consolidation” section of Note 17 “Capital Stock”.

Both the basic and diluted earnings per share have been calculated using the net income attributable to owners of the Company as the numerator, i.e., no adjustment to the net income were necessary in either years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019
Net income attributable to shareholders of Golden Valley Mines Ltd.	$5,005,946	$3,282,652
Weighted average number of shares in circulation - basic	13,494,205	13,415,455
Dilutive effect of stock options and warrants	774,889	169,530
Weighted average number of shares	14,269,094	13,584,985
Basic earnings per share	$0.371	$0.245
Diluted earnings per share	$0.351	$0.245

For the year ended December 31, 2020, no stock options (10,000 stock options in 2019) were excluded from the calculation of diluted earnings per share attributable to shareholders of the Company as their exercise price was higher than the Company’s average share price for the respective periods.

23) COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements with officers and consultants that include termination and change of control clauses. In the case of termination, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to three times) the sum of the annual base fee. As at December 31, 2020, the total annual base fee of the officers and consultants under the agreements is $765,000. As a triggering event has not taken place, the contingent payments have not been reflected in the consolidated financial statements.

24) RELATED PARTY TRANSACTIONS

The Company’s related parties comprise of its joint key management and related companies, as described below. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances are usually settled in cash. Other than the related party transactions disclosed below, there were no other direct transactions with related parties other than routine payments for management and exploration services and grants of stock options.

56

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

24) RELATED PARTY TRANSACTIONS (continued)

For the year ended December 31, 2020 and 2019, the compensation paid to key management for employee and consulting services for Golden Valley and its subsidiaries is presented below:

	For the year ended
	December 31,
	2020	2019
Short-term employee benefits
Salaries and bonuses (1)	$1,501,458	$1,179,719
Directors’ fees	280,000	280,000
Benefits	160,133	154,371
Total short-term employee benefits	1,941,591	1,614,090
Other transactions with key management
Rent(2)	16,362	8,196
Management fees(3)	166,200	166,200
Legal fees(4)	-	13,851
Fees relating to exploration and evaluation activities(5)	72,190	69,958
Total other transactions with key management	254,752	258,205
Share-based payments(6)	234,187	367,723
Total remuneration	$2,430,530	$2,240,018

1)	Salaries and bonuses for the year ended December 31, 2020 include (a) fiscal year 2020 performance-based bonuses of $77,500 (2019 - $58,275) for the Company’s officers, (b) fiscal year 2020 performance-based bonuses of $311,600 (2019 - $241,525) for Abitibi Royalties’ Chairman of the Board, the President and Chief Executive Officer, and the Chief Financial, (b) long-term incentive share purchase special allocations of $170,000 (December 31, 2019 - $nil) for Abitibi Royalties’ Board of directors, the President and Chief Executive Officer, and the Chief Financial Officer, of which the after-tax proceeds will be used by the recipients to purchase shares of Abitibi Royalties in the secondary market and are to retain such shares while serving as directors and officers of Abitibi Royalties.

Salaries and bonuses for the year ended December 31, 2019 include cash performance bonus of $299,800 of which $241,525 and $58,275 were declared by Abitibi Royalties and the Company, respectively; and 2018 bonuses of $66,938 and 2019 bonuses of $58,275 to officers settled by the Company through the issuance of 539,750 incentive stock options.

57

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

24) RELATED PARTY TRANSACTIONS (continued)

2)	For the year ended December 31, 2020, rent of $7,362 (2019 -$8,196) was paid by Abitibi Royalties to its President for use of Toronto Property as an office for Abitibi Royalties and rent of $9,000 (2019 -$nil) was paid to 2973090 Canada Inc., a company controlled by an officer and a director of the Company.

3)	Management fees paid by Golden Valley to 2973090 Canada Inc. a company controlled by an officer and a director of the Company.

4)	Legal fees paid to a company with one of its principals being also a director of Golden Valley relating to claim and settlement in favour of the Company.

5)	For the year ended December 31, 2020, fees relating to exploration and evaluation activities include $58,800 (2019 -$58,800) paid to 2973090 Canada Inc and of $13,390 (2019 -$11,158) paid to Rosatelli Exploration Services, a company controlled by an officer of the Company. 4)Share-based compensation relating to the incentive stock option program for officers and directors of the Company.

6)	Share-based compensation relating to the incentive stock option program for officers and directors of the Company.

At the end of the year, some of the salaries, meeting fees and bonuses disclosed above had not been paid and were included in current liabilities. At December 31, 2020, $669,100 (2019 - $619,786) was included in account payables and accrued liabilities.

Transactions with related companies

Effective July 1, 2020, the Company entered into a Cost Sharing Arrangement (the “Sharing Arrangement”) with companies related by common management, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9, in consideration of $71,348 per year (the “reimbursement”), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis. For the year ended December 31, 2020, reimbursement of $29,409 was received from related companies relating to this Sharing Agreement,

58

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

24) RELATED PARTY TRANSACTIONS (continued)

Val-d’Or Mining

For the year ended December 31, 2020, Golden Valley also recharged general and administrative expenses to Val-d’Or Mining, a company related by common management, for a total amount of $9,907.

For the year ended December 31, 2020, no consultant (2019 - $15,000) was recharged to Val-d’Or Mining relating to the services of the Company’s CFO.

For efficiency reasons, where the Company and Val-d’Or Mining are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at December 31, 2020, the Company had a net payable of $6,064 (December 31, 2019 -$21,687) due from Val-d’Or Mining, which is netted of due from related parties.

International Prospect

For the year ended December 31, 2020, no consulting fees (2019 - $75,000) was recharged to International Prospect for the services provided by the Company’s President and no consultant fees (2019 -$12,000) was recharged to International Prospect relating to the services of the Company’s CFO.

As at December 31, 2020, Golden Valley has a receivable of $65,782 (December 31, 2019 -$68,520) with International Prospect relating to consulting fees recharged to International Prospect for the services provided by the Company’s President in 2019.

59

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

25) ADDITIONAL INFORMATION - CASH FLOWS

Cash transactions

	For the year ended December 31,
	2020	2019
Interest received related to operating activities	$71,375	$10,189
Dividends received related to investing activities	615,525	416,339
Royalties received related to operating activities	1,259,770	2,052,918

Changes in non-cash working capital items

	For the year ended December 31,
	2020	2019
Royalty receivable	$574,072	$(985,147)
Accounts receivable	268,195	(42,260)
Prepaids and other receivables	(165,600)	(154)
Accounts payable and accrued liabilities	287,963	105,908
Income taxes payable	2,464,798	-
	$3,429,428	$(921,653)

Non-cash transactions

Non-cash transactions included in the statement of financial position are as follows:

	For the year ended
	December 31,
	2020	2019
Options on exploration and evaluation assets received as shares of quoted mining exploration companies included in short-term other assets	$72,500	$67,505
Common shares received in Exploration and evaluation assets	1,291,667	356,913

60

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

26) FINANCIAL INSTRUMENTS

The Company is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk. The Company focuses on actively securing short-to medium-term cash flows by minimizing the exposure to financial markets. The most significant financial risks to which the Company is exposed are described below.

a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk.

Foreign currency risk sensitivity

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company’s transactions are carried out in Canadian dollars. Currency risk arises from the Company’s cash, dividends, and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk. As at December 31, 2020 and 2019, foreign currency denominated financial assets and liabilities in U.S. dollars and which expose the Company to the currency risk are as follows:

	As at December 31,
	2020	2019
Cash and cash equivalents	$7,125,721	1,737,268
Restricted cash	302,405	-
Royalty receivable	333,946	769,366
Dividends receivable	54,251	35,497
Accounts payable and accrued liabilities	(3,040)	-
Derivative financial instruments	(3,332,798)	(6,913,341)
	$4,480,485	(4,371,210)

A 1% change in the Canadian /U.S. exchange rate as at December 31, 2020 would have had an impact of $57,046 (2019- $56,774) on net income and comprehensive income of the year.

61

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

26) FINANCIAL INSTRUMENTS (continued)

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining companies, derivative financial instrument, marketable securities in quoted mining exploration companies. The fair value of these financial instruments represents the maximum exposure to price risk.

If the quoted price of these instruments had changed by 1% as at December 31, 2020 (1% as at December 31, 2019), net income and comprehensive income for the year would have changed by $489,865 (2019 - $421,925).

b) Credit risk

Credit risk is the risk that another party to a financial instrument fails to discharge its obligation and, thus, leads the Company to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets at the reporting date, as summarized below:

	As at December 31.
	2020	2019
Cash and cash equivalents	$13,703,034	$3,003,083
Restricted cash	385,415	-
Account receivables	-	268,195
Royalty receivables	425,180	999,252
Prepaids and other receivables	303,959	123,546
Carrying amounts	$14,817,588	$4,394,076

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company’s management considers that the above financial asset is of good credit quality. The credit risk exposure for the Company’s accounts, royalty and dividends receivables and other assets is considered minimal as these receivables have since been received subsequent to year-end. The Company continuously monitors defaults of counterparties. No impairment loss has been recognized in the years presented.

62

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

26) FINANCIAL INSTRUMENTS (continued)

c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources such as private and public investments for a sufficient amount. Over the past years, the Company has financed its exploration and evaluation programs, its working capital requirements and acquisitions of mining properties through private and flow-through placements and through dividends received from the shares it holds on Abitibi Royalties.

The Company’s objective is to maintain cash and cash equivalents and short-term investments to meet its liquidity requirements. This objective was met for the reporting periods. The Company considers cash flows from financial assets in assessing and managing liquidity risk, in particular its cash and cash equivalents and short-term investments. The Company’s existing cash and cash equivalents and short-term investments significantly exceeds the current cash outflow requirements.

The following table presents contractual maturities (including interest payments where applicable) of the Company’s liabilities:

	As at December 31.
	2020	2019
Within 3 months
Accounts payable and accrued liabilities	$890,496	$727,745
Income taxes payable	2,464,798	-
Derivative financial instruments	2,411,567	6,576,429
	$5,766,861	$7,304,174
3 to 12 months
Derivative financial instruments	$135,341	$-
	$135,341	$-
12 to 36 months
Derivative financial instruments	$1,696,410	$2,402,618
	$1,696,410	$2,402,618

63

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

27) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are: to ensure the Company’s ability to continue as a going concern; to increase the value of the assets of the business; and to provide an adequate return to owners.

These objectives will be achieved by identifying the right exploration projects, adding value to these projects and ultimately taking them through to production or sale and cash flow, either with partners or by the Company’s own means and by identifying and acquiring the right potential royalty rights. The Company monitors capital on the basis of the carrying amount of equity. Capital for the reporting periods under review is comprised of share capital, warrants and contributed surplus. The Company is not exposed to any externally imposed capital requirements as at December 31, 2020 and 2019. The Company sets the amount of capital in proportion to its overall financing structure, i.e. equity and financial liabilities. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or sell assets to reduce payables. When financing conditions are not optimal, the Company may enter into option agreements or other solutions to continue its exploration and evaluation activities or may slow its activities until conditions improve. No changes were made in the objectives, policies and processes for managing capital during the year.

28) SUBSEQUENT EVENTS

Acquisition of Golden Valley and Abitibi Royalties by Gold Royalty Corp.

On September 7, 2021, Golden Valley, Abitibi Royalties and Gold Royalty announced that they entered into definitive agreements dated September 6, 2021, pursuant to which Gold Royalty acquired all of the issued and outstanding common shares of each of Golden Valley and Abitibi Royalties by way of statutory plans of arrangement (the “Arrangements”). The Arrangements were completed on November 5, 2021 whereby Gold Royalty issued 2.1417 of its shares to Golden Valley shareholders for each Golden Valley common share; and Gold Royalty issued 4.6119 of its shares to Abitibi Royalties shareholders for each Abitibi Royalties common share. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the business combination were exchanged for 2,498,045 options to purchase Gold Royalty shares.

Derivative financial instruments

Subsequent to year end, Abitibi Royalties was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, net of commissions, $2,722,806 (or US$2,139,898) and 1,026,000 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, net of commissions, $6,971,111 (or US$5,484,388).

64

GOLDEN VALLEY MINES AND ROYALTIES LTD.

(Formerly Golden Valley Mines Ltd.)

Notes to the consolidated financial statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted)

28) SUBSEQUENT EVENTS (continued)

Mining option agreement on the Centremaque Prospect

On September 9, 2021, the Company was informed by Alexandria, that it was exercising its option to acquire an 80% interest in the Centremaque property pursuant to the terms of a mining option agreement between Golden Valley and Alexandria dated April 20, 2017, as amended. Upon the exercise of the option by Alexandria, Golden Valley and Alexandria will form a joint venture to further explore, and if warranted, develop the property. Golden Valley will have a 20% free-carried interest in the property, such that Golden Valley will not be responsible for any project costs, including without limitation, construction costs, exploration costs, mine costs and operating costs on the property, until the commencement of commercial production. In addition, Golden Valley retains a 1.5% royalty on Net Smelter Returns, of which a 0.5% royalty on Net Smelter Returns may be purchased by Alexandria for $1,000,000.

Mining option agreement on the AGB Properties

On October 8, 2021, the Company entered into an option agreement (the “Option Agreement”) with Eldorado, enabling Eldorado to earn up to an additional 50% interest in the Claw Lake Gold Prospect, the Cook Lake Prospect, the Murdock Creek Prospect, all located in Ontario and the Perestroika Prospect, located in Québec (the “Properties”). Under the new Option Agreement, GZZ-I JV will be terminated upon the satisfaction of certain conditions precedent (including the amendment of certain historical royalty agreements pertaining to the Properties), which were satisfied concurrently with the execution of the Option Agreement. Furthermore, Golden Valley has the option to be assigned, from Eldorado for nominal consideration, all of the right, title and interest of Eldorado in and to five of the remaining Existing Properties (Munro Prospect, Recession Larder Prospect, Matachewan Prospect all in Ontario, and the Bogside Prospect in Quebec; Denovo Prospect in Ontario was previously dealt with in a transaction with Highgold Mining Inc.), other than the Properties.

Eldorado may earn an additional 40% in the Properties (the “40% Option”) by funding expenditures on the Properties for a minimum of $10,500,000 over a period of 5 years from the termination of the GZZ-I JV and making annual payments to $50,000 per annum to Golden Valley (“Annual Payment”) with the first Annual Payment being made on termination of the GZZ-I JV and each subsequent Annual Payment being made on the anniversary thereof until Eldorado exercises the 40% Option. Upon exercise of the 40% Option by Eldorado, the parties will be deemed to have formed a joint venture in accordance with the terms set out in the Option Agreement and will use commercially reasonable efforts to enter into a formal joint venture agreement within 60 business days of the exercise of the 40% Option.

In order to earn and acquire an additional 10% undivided interest in the Properties (the “Additional Option”), Eldorado will contribute all joint venture expenditures on behalf of the parties, and deliver to Golden Valley, a preliminary economic assessment (PEA) report in respect of the Properties. Upon the exercise of the Additional Option by Eldorado, Golden Valley will have a 20% undivided beneficial interest in the Properties and Eldorado will have an 80% undivided beneficial interest in the Properties.

65